February 18, 2020

W. Troy Rudd
Executive Vice President and Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

       Re: AECOM
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 13, 0219
           Form 10-Q for the Fiscal Quarter Ended December 31, 2019 Filed February 5, 2020
           File No. 000-52423

Dear Mr. Rudd:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2019

Notes to Consolidated Financial Statements
Note 4. Revenue Recognition, page 83

1. You disclose on page 40 within critical accounting estimates that costs attributable to claims are treated as costs of contract performance as incurred. However, it does not appear this is disclosed within your revenue recognition accounting policy in the notes to the financial statements. Please revise as appropriate.
2. Please disclose the amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period, pursuant to ASC
      606-10-50-8(b).
 W. Troy Rudd
FirstName LastNameW. Troy Rudd
AECOM
Comapany NameAECOM
February 18, 2020
Page 2
February 18, 2020 Page 2
FirstName LastName
Form 10-Q for the Fiscal Quarter Ending December 31, 2019

Notes to Condensed Consolidated Financial Statements
Note 15. Commitments and Contingencies, page 24

3. Please tell us the amount of revenue recognized in each of 2017 through 2019 and the first quarter of fiscal 2020 for claims associated with each of the Department of Energy
         Deactivation, Demolition, and Removal Project and the Refinery Turnaround Project.
         Tell us how your revenue recognition treatment for these claims complies with the applicable guidance in ASC 605-35-25-31 and 606-10-32-5 through 9 and 32-11 and
         12. In particular, tell us how you concluded it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur for revenue recognized subject to
         ASC 606, given the disputed nature of each claim.
4. It appears all of the contract assets associated with each of the Department of Energy
         Deactivation, Demolition, and Removal Project and the Refinery Turnaround Project are
         associated with the Management Services business that was sold on January 31, 2020.
         Please confirm to us if this is true. If not true, please explain.
5. After the sale of the Management Services business, please tell us what, if any, asset amounts will continue to be reported in your balance sheet associated with the Department of Energy Deactivation, Demolition, and Removal Project and the Refinery Turnaround
         Project and what they represent. Also, tell us if after the sale you have any obligation with respect to the claims for either matter and the nature of the obligation.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Doug
Jones, Senior Staff Accountant, at (202) 551-3309 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Charles Szorgot